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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Hensler 412-288-1277
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
03 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lori A. Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2012
Member, Pennsylvania Association of Notaries

Lori A. Hensler
Signature

Assistant Treasurer
Title

Deanna L. Marley
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2011
with Report and Supplementary Report of Independent Registered Public Accounting Firm

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Edgewood Services, Inc.

We have audited the accompanying statement of financial condition of Edgewood Services, Inc. (the Company) as of December 31, 2011, and the related statement of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 23, 2012

EDGEWOOD SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(dollars in thousands, except per share data)

Assets:		
Cash equivalents	$	196
Receivable from affiliates, net		12,695
Prepaid expenses		1
Total assets	$	12,892
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		10,471
Total shareholder's equity		12,892
Total liabilities and shareholder's equity	$	12,892

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(dollars in thousands)

Operating Expenses:	
Other tax expense	22
Corporate licensing and registration fees	17
Other	2
Total operating expenses	41
Operating loss	(41)
Loss before income taxes	(41)
Income tax benefit	(14)
Loss from continuing operations	(27)
Loss from discontinued operations, net of tax	(16)
Net loss	$ (43)

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2011	$ 0	$ 2,421	$ 10,514	$ 12,935
Net loss	0	0	(43)	(43)
Balance at December 31, 2011	$ 0	$ 2,421	$ 10,471	$ 12,892

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2011
(dollars in thousands)

Balance at January 1, 2011	$	0
Additions and/or reductions		0
Balance at December 31, 2011	$	0

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(dollars in thousands)

Operating Activities:		
Net loss	$	(43)
Adjustments to reconcile net loss to net change in cash equivalents from operating activities:		
Decrease in receivable from affiliates, net		31
Decrease in prepaid expenses and other assets		12
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		196
Cash equivalents, end of year	$	196

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer to act as distributor for bank-advised mutual funds. The Company currently has no such clients. Management intends to keep the Company in operation and registered as a broker/dealer for the foreseeable future while it evaluates other new business opportunities. The Company may continue to incur operating losses in the future.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

"Cash equivalents" represent an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to any temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of any deferred tax assets will not be realized.

(2) DISCONTINUED OPERATIONS

In the third quarter 2006, the Company completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC. The sale was completed over a series of closings during 2006.

The results of operations of the Clearing Business included in "Loss from discontinued operations, net of tax," were as follows for the year ended December 31, 2011:

(2) DISCONTINUED OPERATIONS, continued

in thousands	
Pre-tax loss from discontinued operations	$ (25)
Income tax benefit	(9)
Loss from discontinued operations, net of tax	$ (16)

The company had no continuing involvement with the Clearing Business subsequent to the 2006 sale. The "Pre-tax loss from discontinued operations" represents record storage fees.

(3) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. The Company measures certain financial and nonfinancial assets and liabilities at fair value on a recurring basis using inputs that may be observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" include an investment in a money market fund. This investment was valued at $196,000 as of December 31, 2011. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

"Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future. These financial assets are classified as current on the Company's Statement of Financial Condition.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company are funded by another subsidiary of Federated and charged to the Company.

"Receivable from affiliates, net" on the Company's Statement of Financial Condition represents the amounts collected by another subsidiary of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) INCOME TAXES

Income tax benefit from continuing operations consisted of the following components for the year ended December 31, 2011:

(in thousands)	Current	Deferred	Total
Federal	$ (14)	$ 0	$ (14)
State	0	0	0
Total	$ (14)	$ 0	$ (14)

The Company's effective income tax rate from continuing operations for the year ended December 31, 2011 was 34.1%. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

(5) INCOME TAXES, continued

The Company had gross deferred tax assets of $15,000 at December 31, 2011 for state tax net operating loss carryforwards. A valuation allowance has been recognized for $15,000 due to management's belief that it is more likely than not that the Company will not realize the benefit of the state tax net operating loss carryforwards. Management increased this valuation allowance by $4,000 during the reporting period as a result of the additional state tax net operating loss generated in 2011. The Company's state tax net operating loss deferred tax assets will expire in 2029, 2030 and 2031 for $5,000, $6,000 and $4,000, respectively. The Company did not have any deferred tax liabilities at December 31, 2011.

The company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2011. There were no material changes during 2011, and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

Federated and the Company are no longer subject to new federal, state, or local tax examinations by taxing authorities for years before 2008. Federated's New York State income tax return is currently under audit for the years 2007 and 2008 that is anticipated to be completed by the end of 2012. Federated has been notified of an audit by New York City for the years 2007 and 2008 and preliminary information was sent to the taxing authority for review. It is anticipated that the audit will be completed by the end of 2012. As of December 31, 2011, there are no proposed adjustments to the Company's tax position.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2011, the Company had no aggregate indebtedness and net capital of $192,000, which was $167,000 in excess of its required net capital of $25,000.

(7) COMMITMENTS AND CONTINGENCIES

Since February 2004, Federated has been named as a defendant in seven cases involving the fees charged to the Federated Kaufmann Fund. These cases were originally filed in five different federal courts and one state court. The state court case was voluntarily dismissed by the plaintiff without prejudice. The six federal cases were consolidated in the U.S. District Court for the Western District of Pennsylvania.

The plaintiffs in these cases sought compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorney's fees and expenses. On April 28, 2011, Federated reached a final settlement to resolve these cases. Operating income for the year ended December 31, 2011 on Federated's Consolidated Financial Statements included charges of $17.3 million in legal and related costs associated with these cases. This amount was charged primarily to Professional service fees. Federated is currently involved in legal proceedings with certain insurance carriers to obtain and/or retain insurance reimbursements for these and other related costs.

No expenses related to these matters were allocated to the Company from Federated.

Federated has claims asserted and threatened against it in the ordinary course of business. As of December 31, 2011, Federated does not believe that a material loss related to these claims is reasonably possible.

The Company has no claims asserted or threatened against it as of December 31, 2011.

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2011
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	12,892
Deductions and/or changes:				
Nonallowable assets	$	12,696		
Haircut on securities owned		4		12,700
Net capital			$	192
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	167
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing.

EDGEWOOD SERVICES, INC.
SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the Broker/Dealer), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2012